VIA EDGAR

Joe Cascarano,

Staff Accountant,

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

August 29, 2014

Re:	5V, Inc. Form 10-K for the fiscal year ended September 30, 2013 Filed January 27, 2014

File No. 000-54175

5V, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter it received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 5, 2014, and the oral comment we received on August 27, 2014 regarding the financial statements and related disclosures For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

  We note your response to prior comment 1 and the amended Form 10-K filed on July 31, 2014. Additionally, we note that the revised audit report continues to reference your reliance on the audit opinion of other auditors’ for the period February 19, 2010 (Date of Inception) to September 30, 2011. Please file a full amendment to the filing which either includes the other auditor’s report dated January 13, 2012 that your auditor relied upon or have your primary auditor audit the referenced period and reissue its audit opinion to opine on the entire cumulative since inception period, February 19, 2010 (Date of Inception) to September 30, 2013. Refer to the guidance at Article 2 of Regulation S-X.

Response:

Considering the financial condition of the Company, it will be a financial burden for the Company to obtain the prior auditor’s consent to include the audited financial statements for the year ended September 30, 2011, and the period from February 19, 2010 (inception) through September 30, 2011.

In June 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation (the“Update”). The amendments in this Update removed the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby eliminated the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. For public business entities, these amendments shall be effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. Early application of each of the amendments is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued (public business entities) or made available for issuance (other entities). Upon adoption, entities will no longer be required to present or disclose any information required by Topic 915.

The Company intends to adopt this new guidance in its financial statements for the six months ended March 31, 2014 and the nine months ended June 30, 2014. The Company intends to file the quarterly reports on form 10-Q for these two quarters very soon. Furthermore, the Company intend to adopt this new guidance in our financial statement for the fiscal year ended September 30, 2014. Accordingly, the Company will not present nor disclose any information required by Topic 915 in its future financial statements.

Considering the disproportionate financial burden and the new accounting guidance, the Company hereby respectfully requests omission of the prior auditor’s report in the Company’s Form 10-K for fiscal year ended September 30, 2013.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Please contact our legal counsel, Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Jun Jiang

Jun Jiang
Chief Executive Officer